Exhibit 99.3
FreeSeas Inc. Announces Approval to List its Common Shares, Class W Warrants
and Class Z Warrants on The Nasdaq Global Market
November 8, 2007 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it has received approval to list its common stock, Class W warrants and Class Z warrants on The Nasdaq Global Market. The Company expects trading of its securities on The Nasdaq Global Market to commence on November 8, 2007. Until that time, the Company’s securities will continue to trade on The Nasdaq Capital Market. The Company’s common stock, Class W warrants and Class Z warrants will continue to be traded under the symbols FREE, FREEW and FREEZ, respectively.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact:

FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
www.freeseas.gr
Cubitt Jacobs & Prosek Communications
Investor Relations / Financial Media:
Thomas J. Rozycki, Jr., Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
www.cjpcom.com